Exhibit 1

Information release

9 June 2004

Westpac Announces Redemption of TOPrS of Westpac Capital I

Westpac Banking Corporation announced that notice has been given that all outstanding 8% TOPrS of Westpac Capital I (NYSE: WBKPRA), CUSIP NO. 96121S209, have been called for redemption on July 16, 2004.

The redemption price will be US$25 per TOPrS, plus accumulated and unpaid distributions to July 16, 2004, in the amount of US$0.09 per TOPrS.  The redemption price will be payable on July 16, 2004, in the manner provided in the Amended and Restated Declaration of Trust for the TOPrS.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411